EXHIBIT 99.1

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	September 30, 2010 (unaudited)	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$40,969	$43,299
Short-term investments	31,941	38,932
Accounts receivable	12,987	12,903
Inventories	16,513	9,168
Prepaid expenses and other current assets	1,241	2,114
	103,651	106,416

Property, plant and equipment	40,257	39,320
Intangible assets	2,832	824
Goodwill	48,106	48,106
Investments (note 7)	654	632
Other long-term assets	253	50
	$195,753	$195,348
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 6)	$22,900	$20,321
Deferred revenue	420	1,607
Accrued warranty liabilities	9,059	7,813
Current portion of obligation under capital lease (notes 5 & 8)	650	316
	33,029	30,057

Long-term liabilities (note 9)	4,776	4,632
Deferred gain (note 5)	9,198	-
Obligation under capital lease (notes 5 & 8)	13,092	1,739
	60,095	36,428
Shareholders’ equity:
Ballard Power Systems Inc. shareholders’ equity
Share capital (note 10)	836,167	835,565
Treasury shares (note 10)	(530)	(207)
Contributed surplus	285,993	284,510
Accumulated deficit	(987,239)	(960,712)
Accumulated other comprehensive loss	(236)	(236)
Total Ballard Power Systems Inc. shareholders’ equity	134,155	158,920
Dantherm Power A/S non-controlling interests (note 3)	1,503	-
Total equity	135,658	158,920
	$195,753	$195,348

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”                                           “Ian Bourne”
Director                                           Director

The financial statements for the three and nine month periods ended September 30, 2010 and 2009 have not been reviewed by the Company’s auditors.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009 (revised – note 2)	2010	2009 (revised – note 2)
Revenues:
Product and service revenues	$16,528	$9,047	$43,936	$30,206
Cost of product and service revenues	14,565	7,728	38,833	26,636
Gross margin	1,963	1,319	5,103	3,570

Operating expenses:
Research and product development	5,479	4,833	19,473	21,133
General and administrative	3,214	2,269	9,424	7,998
Sales and marketing	2,222	1,588	6,304	5,289
Restructuring and related costs (note 6)	285	4,830	285	6,193
Acquisition charges (note 3)	4	-	68	-
Depreciation and amortization	934	1,033	2,751	3,344
Total operating expenses	12,138	14,553	38,305	43,957

Loss before undernoted	(10,175)	(13,234)	(33,202)	(40,387)
Investment and other income (loss)	(929)	1,885	(1,005)	3,501
Interest expense	(259)	-	(667)	-
Gain (loss) on disposal and write-down of long-lived assets	(44)	(3)	(14)	51
Gain on sale of assets (note 7)	4,801	-	4,829	-
Equity gain in associated companies	-	-	-	7,943
Loss before income taxes	(6,606)	(11,352)	(30,059)	(28,892)
Income taxes	-	-	3	-
Net loss and comprehensive loss for period	(6,606)	(11,352)	(30,062)	(28,892)
Less: Net loss attributable to Dantherm Power A/S non-controlling interests for period	(996)	-	(3,556)	-
Net loss and comprehensive loss attributable to Ballard Power Systems Inc. for period	$(5,610)	$(11,352)	$(26,506)	$(28,892)
Basic and diluted loss per share attributable to Ballard Power Systems Inc.	$(0.07)	$(0.14)	$(0.32)	$(0.35)
Weighted average number of common shares outstanding	84,128,251	83,995,372	84,089,591	83,523,949

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Cash provided by (used for):

Operating activities:
Net loss for period	$(6,606)	$(11,352)	$(30,062)	$(28,892)
Items not affecting cash:
Compensatory shares	1,162	675	2,875	2,173
Employee future benefits	35	(455)	55	(208)
Depreciation and amortization	1,389	1,839	4,336	5,680
Unrealized loss (gain) on forward contracts	(225)	(508)	50	(1,272)
Loss (gain) on disposal and write-down of long-lived assets	45	4	(37)	(46)
Gain on sale of assets (note 7)	(4,801)	-	(4,832)	-
Equity gain in associated companies	-	-	-	(7,943)
	(9,001)	(9,797)	(27,615)	(30,508)
Changes in non-cash working capital:
Accounts receivable	1,664	5,085	(97)	5,941
Inventories	(936)	(1,217)	(6,346)	(2,710)
Prepaid expenses and other current assets	862	229	875	(402)
Accounts payable and accrued liabilities	3,043	1,609	1,960	329
Deferred revenue	(696)	(857)	(1,121)	(3,392)
Accrued warranty liabilities	312	343	1,238	2,202
	4,249	5,192	(3,491)	1,968
Cash used by operations	(4,752)	(4,605)	(31,106)	(28,540)
Investing activities:
Net decrease (increase) in short-term investments	(9,735)	1,925	6,991	8,269
Additions to property, plant and equipment	(1,319)	(1,390)	(2,957)	(6,376)
Net proceeds on sale of property, plant and equipment and other	10	-	19,991	55
Net proceeds on monetization of other long-term assets (note 7)	4,801	-	3,355	-
Business acquisition including cash acquired (note 3)	(13)	-	1,259	-
Investments	-	(76)	-	(5,235)
Other investment activities	(86)	(22)	(77)	(124)
Long-term liabilities	(44)	-	(5)	-
	(6,386)	437	28,557	(3,411)
Financing activities:
Non-dilutive financing (note 4)	-	-	(10)	(3,108)
Purchase of treasury shares (note 10)	(135)	(57)	(421)	(57)
Repayment of capital lease obligation	307	-	(320)	-
Repayment of loan	(332)	-	-	-
Net proceeds on issuance of share capital	5	-	92	-
Contribution from Dantherm Power A/S non-controlling interests (note 3)	878	-	878	-
	723	(57)	219	(3,165)

Decrease in cash and cash equivalents	(10,415)	(4,225)	(2,330)	(35,116)
Cash and cash equivalents, beginning of period	51,384	23,195	43,299	54,086
Cash and cash equivalents, end of period	$40,969	$18,970	$40,969	$18,970

Supplemental cash flow information (note 11).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars)

	Ballard Power Systems Inc. shareholders’ equity					Dantherm Power A/S
	Share capital	Treasury shares	Contributed surplus	Accumulated deficit	Accumulated other comprehensive loss	Non- controlling interests	Total shareholders’ equity
Balance, December 31, 2008	$832,711	$-	$283,466	$(957,454)	$(236)	$-	$158,487
Net loss	-	-	-	(3,258)	-	-	(3,258)
Non-dilutive financing (note 4)	-	-	(719)	-	-	-	(719)
Purchase of treasury shares (note 10)	-	(207)	-	-	-	-	(207)
RSUs and DSUs redeemed	1,126	-	(1,283)	-	-	-	(157)
Options exercised	7	-	-	-	-	-	7
Share distribution plan	1,721	-	3,046	-	-	-	4,767
Balance, December 31, 2009	835,565	(207)	284,510	(960,712)	(236)	-	158,920
Acquisition of Dantherm Power (note 3)	-	-	-	-	-	3,543	3,543
Additional investment in Dantherm Power (note 3)	-	-	(650)	-	-	1,516	866
Net loss	-	-	-	(26,506)	-	(3,556)	(30,062)
Non-dilutive financing (note 4)	-	-	(10)	-	-	-	(10)
Purchase of treasury shares (note 10)	-	(421)	-	-	-	-	(421)
RSUs redeemed	464	98	(699)	(21)	-	-	(158)
Options exercised	138	-	(47)	-	-	-	91
Share distribution plan	-	-	2,889	-	-	-	2,889
Balance, September 30, 2010	$836,167	$(530)	$285,993	$(987,239)	$(236)	$1,503	$135,658

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

1.     Basis of presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2009.  The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Corporation’s consolidated financial statements for the year ended December 31, 2009 has not been included in this report. These consolidated financial statements are unaudited but reflect all adjustments required for the fair presentation in accordance with GAAP and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2.     Changes in accounting policy and future changes to accounting standards:

(a)   Employee future benefit plans:

CICA Handbook Section 3461 Employee Future Benefits allows the selection of either the immediate recognition approach, or the defer and amortization approach, for accounting for employee future benefits.  In 2009, the Corporation changed its accounting policy from the defer and amortization approach to the immediate recognition approach.  The Corporation believes the change in accounting policy more appropriately reflects the costs and liability of the employee future benefits as it better reflects the current estimated cost to terminate these plans.

The change in accounting policy was applied retroactively and prior period financial statements have been restated, as follows:

•
Net income for the three and nine months ended September 30, 2009 increased by $640,000 and $667,000 respectively (representing no change in earnings and diluted earnings per share for the respective periods), with a corresponding decrease in long-term liabilities.

(b)  Convergence with International Financial Reporting Standards:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

2.	Changes in accounting policy and future changes to accounting standards (cont’d):

Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 and must be accompanied by IFRS comparative information for the 2010 financial year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  At this time, the comprehensive impact of the changeover from Canadian GAAP to IFRS on the Corporation’s future financial position and results of operations is not yet determinable.

3.    Business acquisition:

On January 18, 2010, the Corporation acquired a controlling interest (the “Acquisition”) in Denmark-based Dantherm Power A/S (“Dantherm Power”), partnering with co-investors Dantherm A/S and Danfoss A/S.  In exchange for an initial investment of 15,000,000 Danish Kroner, or $2,915,000, the Corporation obtained a 45.14% interest in Dantherm Power including the right to nominate a majority of the members of the Board of Directors.  Through the Corporation’s ability to elect a majority of the members of the Dantherm Power board, who have the power to determine the strategic operating, investing and financing policies of Dantherm Power, the Corporation holds effective control over Dantherm Power as of the date of the initial investment.

As a result, all assets, liabilities and results of operations of Dantherm Power are consolidated and have been included in the Corporation’s consolidated financial statements and are reported in the Fuel Cell Products segment.  Ownership interests in Dantherm Power, other than the Corporation’s, are shown as non-controlling interests.  The non-controlling interest was valued based on the price paid for the controlling interest by the Corporation on its initial acquisition date.

In August 2010, the Corporation invested an additional 15,000,000 Danish Kroner, or $2,566,000, in Dantherm Power for an additional 7% interest, resulting in a 52% total equity interest at that time.

Dantherm Power is focused on development and production of commercially viable cell-based back-up power systems for use in information technology and telecom network base stations.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

3.     Business acquisition (cont’d):

The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operations of Dantherm Power have been included in the consolidated financial statements since the date of acquisition.  The intangible assets arising from this acquisition are amortized over their estimated useful life of 5 years.

The following is the preliminary purchase price allocated including the initial assessment of the fair value of the assets acquired, and liabilities assumed at the date of acquisition:

Net assets acquired:
Cash and cash equivalents	$4,187
Accounts receivable	269
Inventories	879
Property, plant and equipment	433
Intangible assets	2,498
Investments	13
Current liabilities	(1,821)
Net assets acquired on January 18, 2010	6,458
Non-controlling interest of 54.86%	(3,543)
Total purchase consideration	$2,915

Purchase consideration	$(2,915)
Acquired cash and cash equivalents	4,187
Net cash acquired on business acquisition	$1,272

Management is currently carrying out a more specific analysis of the purchase price allocation and changes may be made to the determination of the fair value, the assets acquired, and liabilities assumed as further information becomes available.  As a result, the actual amounts allocated to the identifiable assets acquired and liabilities assumed and the related operating results may vary from the amounts initially recorded.

Since the date of acquisition, Dantherm Power revenue of $1,485,000 and net loss attributable to Ballard Power Systems Inc. of $3,031,000 have been included in the Corporation’s statement of operations.  Pro forma revenue and net loss attributable to the Corporation as if Dantherm Power was acquired on January 1, 2010 would not be materially different than the amounts reported in the consolidated statement of operations in 2010.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

4.	Non-dilutive financing:

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”) to reorganize the Corporation’s business under a Plan of Arrangement (the “Arrangement”).  Pursuant to the Arrangement, Superior Plus transferred $38,029,000 (CDN $46,319,000) to the Corporation’s parent company (“Old Ballard”).  Old Ballard subsequently transferred all of its assets and liabilities (including the net cash proceeds, but excluding Old Ballard’s historic Canadian income tax carry forward attributes), to a new wholly-owned company (“the Corporation”).  Old Ballard’s shareholders exchanged their shares, on a one-for-one basis, for shares of the Corporation.  The Corporation is carrying on the full scope of Old Ballard’s business operations, and holds all rights to intellectual property, as held by Old Ballard before the completion of the Arrangement.

As the transfer of the business assets, liabilities and operations from Old Ballard to the Corporation represented a transaction with no change in shareholder ownership, the transaction was accounted for using continuity of interest accounting.

Pursuant to continuity of interest accounting, the assets transferred and liabilities assumed were recorded at their carrying values as reported by Old Ballard immediately prior to the completion of the Arrangement.  As a result, the net cash proceeds were recorded as a credit to shareholders’ equity.

5.	Sale-leaseback transaction:

On March 9, 2010, the Corporation completed a sale and leaseback agreement with Madison Pacific Properties Inc. (“Madison”) whereby the Corporation sold its head office building in Burnaby, British Columbia in return for gross cash proceeds of $20,427,000 (Canadian $20,750,000).  The Corporation then leased the property back from Madison for an initial 15-year term plus two 5-year renewal options.  On the closing of the transaction, the Corporation recorded a deferred gain of $9,512,000, consisting of $6,242,000 allocated to the building and $3,270,000 allocated to the land, both of which will be recognized to income on a straight-line basis over the term of the 15-year lease.  Due to the long-term nature of the lease, the leaseback of the building qualifies as a capital lease.  As a result, on the closing of the transaction the Corporation recorded assets under capital lease of $12,180,000, and a corresponding obligation under capital lease (note 8), representing the net present value of the minimum lease payments at the inception of the lease allocated to the building and an operating lease for the leaseback of the land.  The future lease payments allocated to the building are included in the table in note 8, while the future lease payments allocated to the land are $610,000 per year for the next 15 years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

5.	Sale-leaseback transaction (cont’d):

The deferred gain recorded on closing in 2010 is as follows:

Proceeds on disposition	$20,427
Net book value of assets sold	(10,432)
Disposition costs	(483)
Deferred gain on sale	$9,512

6.	Restructuring and related charges:

In August 2010, the Corporation’s subsidiary Dantherm Power, completed an organizational restructuring resulting in restructuring and related charges of $285,000 primarily for severance expense on the elimination of 8 positions.

In August 2009, the Corporation completed an organizational restructuring resulting in restructuring and related charges of $4,866,000 primarily for severance expense on the elimination of 85 positions.  This action was in addition to an organizational restructuring completed in March 2009 that resulted in restructuring and related charges of $1,363,000 primarily for severance expense on the elimination of 32 positions.

Accounts payable and accrued liabilities include $201,000 at September 30, 2010 and $3,316,000 at September 30, 2009 related to these actions.

7.	Investments:

		September 30, 2010		December 31, 2009
	Amount	Percentage Ownership	Amount	Percentage Ownership
Chrysalix Energy Limited Partnership	$636	15.0%	$632	15.0%
AFCC	-	19.9%	-	19.9%
Other	18		-
	$654		$632

The Corporation made additional investments of $15,000 and $36,000 for the respective three and nine months ended September 30, 2010 ($34,000 and $190,000 for the respective periods in 2009), which was offset by cash distributions from Chrysalix of nil and $32,000 during the three and nine months ended September 30, 2010 (nil during the respective periods in 2009).

In December 2009, the Corporation completed an agreement with a financial institution to monetize the Corporation’s rights under a Share Purchase Agreement with Ford relating to its 19.9% equity investment in AFCC for an initial cash payment of $37,000,000 and a contingent payment of $7,500,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

7.	Investments (cont’d):

The contingent payment of $7,500,000 was due upon maturation of the Share Purchase Agreement in 2013, and was contingent on the financial institution’s rights in the transaction remaining unsubordinated.  In July 2010, the Corporation completed an agreement with the financial institution to extinguish this contingent payment for an immediate cash payment of $5,000,000 and recorded a gain of $4,801,000.

8.     Obligations under capital lease:

In March 2010, the Corporation entered into a sale and leaseback transaction relating to its head office building resulting in a capital lease with an imputed interest rate of 7.35% per annum expiring in February 2025 (note 5).  The Corporation also leases certain production equipment under capital lease with an imputed interest rate of 2.25% per annum expiring December 2014.  The minimum future lease payments for the Corporation’s capital leases for the twelve-month periods ending September 30 are as follows:

Twelve month period ending September 30, 2010
2011	$1,538
2012	1,538
2013	1,538
2014	1,538
2015	1,809
Thereafter	13,816
Total minimum lease payments	21,777
Less imputed interest	(8,035)
Total obligation under capital lease	$13,742
Current portion of obligation under capital lease	650
Long-term portion of obligation under capital lease	$13,092

For the three and nine months ended September 30, 2010, $224,000 and $465,000, respectively of interest was paid on capital lease obligations.

9.     Long-term liabilities:

	September 30, 2010	December 31,,, 2009
Defined benefit pension plan	$2,750	$2,695
Other benefit plan	616	616
Employee future benefit plans	3,366	3,311
Asset retirement obligation	1,410	1,321
	$4,776	$4,632

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

10.  Share capital:

During the three and nine months ended September 30, 2010, compensation expense of $389,000 (2009 – $336,000) and $1,165,000 (2009 – $1,312,000), respectively, was recorded in net income as a result of fair value accounting for stock options.

During the three and nine months ended September 30, 2010, options to purchase 81,500 (2009 – 594,500) and 1,709,737 (2009 – 1,944,997) common shares, respectively, were granted with a weighted average fair value of $0.96 (2009 – $0.97) and $1.23 (2009 – $0.76), respectively, and vesting periods of three years.

The fair value of options issued during the period was determined using the Black-Scholes valuation model under the following assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Expected life	5 years	5 years	5 years	5 years
Expected dividends	Nil	Nil	Nil	Nil
Expected volatility	65%	61%	65%	60%
Risk-free interest rate	2%	3%	3%	3%

As at September 30, 2010 and 2009, options to purchase 6,696,668 and 6,142,864 common shares, respectively, were outstanding.

As at September 30, 2010 and 2009, 1,916,068 and 1,646,210 restricted share units (“RSUs”), respectively, were outstanding.  During the three and nine months ended September 30, 2010, 14,205 (2009 – nil) and 893,370 (2009 – 1,080,470) RSUs, respectively, were issued and compensation expense of $773,000 (2009 – $354,000) and $1,724,000 (2009 – $1,326,000), respectively, was recorded in net income.  Each RSU is convertible into one common share.  The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

In 2009, the Corporation adopted a Market Purchase RSU Plan.  Awards granted under the plan are satisfied by shares to be purchased on the open market through a trust established for that purpose.  During the three and nine months ended September 30, 2010, the Corporation repurchased 80,211 and 189,666 common shares for cash consideration of $135,000 and $421,000, respectively, through the trust established for the purpose of funding RSU grants (29,243 common shares were repurchased for cash consideration of $57,000 for the respective periods in 2009).  During the three and nine months ended September 30, 2010, nil and 38,991 RSUs vested under the Market Purchase RSU Plan and nil and 38,991 common shares were issued from the trust established for the purpose of settling grants under the Market Purchase RSU Plan (no RSUs vested and no common shares were issued under the Market Purchase RSU Plan in the respective periods in 2009).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

10.   Share capital (cont’d):

As at September 30, 2010 and 2009, 316,152 deferred share units (“DSUs”) were outstanding.  During the three and nine months ended September 30, 2010 and 2009, no DSUs were issued.

11.   Supplemental disclosure of cash flow information:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Non-cash financing and investing activities:
Compensatory shares	$-	$162	$464	$2,844
Accrued costs related to Arrangement (note 4)	$-	$-	$-	$(3,108)
Assets acquired under capital lease (note 5)	$-	$-	$12,180	$-

12.   Segmented financial information:

The Corporation’s business operates in three market segments:

•
Fuel Cell Products: Fuel cell products and services for motive power (consisting of the material handling and bus markets) and stationary power (consisting of the back-up power, supplemental power, and distributed generation markets) applications;

•	Contract Automotive: Contract manufacturing of light-duty automotive fuel cell products and testing and engineering services provided primarily to AFCC, Daimler and Ford; and

•	Material Products: Carbon fiber material products primarily for automotive applications and gas diffusion layer (“GDL”) material for fuel cell products.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable.  Segment expenses include research and product development costs directly related to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, sales and marketing, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Unaudited (Tabular amounts expressed in thousands of U.S. dollar, except per share amounts and number of shares)

12.   Segmented financial information (cont’d):

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments.  Therefore, management does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Revenues
Fuel Cell Products	$8,033	$2,890	$19,447	$16,454
Contract Automotive	3,256	1,924	7,870	4,685
Material Products	5,239	4,233	16,619	9,067
	$16,528	$9,047	$43,936	$30,206
Segment income (loss) for period (1)
Fuel Cell Product	$(4,330)	$(3,314)	$(12,865)	$(9,412)
Contract Automotive	862	605	1,674	1,770
Material Products	3,142	1,541	8,638	718
Total	(326)	(1,168)	(2,553)	(6,924)
Corporate amounts
Research and product development	(3,190)	(2,348)	(11,817)	(10,639)
General and administrative	(3,214)	(2,269)	(9,424)	(7,998)
Sales and marketing	(2,222)	(1,588)	(6,304)	(5,289)
Restructuring and related costs	(285)	(4,830)	(285)	(6,193)
Acquisition charges	(4)	-	(68)	-
Depreciation and amortization	(934)	(1,033)	(2,751)	(3,344)
Investment and other income	(929)	1,245	(1,005)	2,834
Interest expense	(259)	-	(667)	-
Gain (loss) on disposal and write-down of long-lived assets	(10)	(3)	20	51
Gain on sale of assets	4,767	-	4,795	-
Equity gain in associated companies	-	-	-	7,943
Loss before income taxes	$(6,606)	$(11,992)	$(30,059)	$(29,559)

(1) Research and product development costs directly related to segments are included in segment income (loss) for the period.